Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2016 to December 31, 2016

1.	Introduction

This Conflict Minerals Report (this “Report”) of Fox Factory Holding Corp. (together with our subsidiary, Fox Factory, Inc., the “Company”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).
The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.

2.	Company Overview

Fox designs and manufactures performance ride dynamics products primarily for bicycles, side-by-side vehicles, on-road and off-road vehicles and trucks, all-terrain vehicles, snowmobiles, specialty vehicles and applications, and motorcycles. We act as a tier one supplier to leading action sports original equipment manufacturers, and we provide aftermarket products to retailers and distributors.
Our supply chain is large and complex, consisting of approximately 300 direct suppliers. For any necessary conflict minerals contained in our products, we are several to many steps removed from the mines that were the source of those necessary conflict minerals. Accordingly, we must rely on information from our direct suppliers and indirect suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.
Based on our review and the information provided by our suppliers, we determined that the only necessary conflict mineral in any of our products is tin, which is contained in a few of our bronze parts. As a result, the amount of necessary conflict minerals in the Company’s products is very small and is limited to tin.

3.	Reasonable Country of Origin Inquiry

After a review of our products, we determined that necessary conflict minerals may be contained in certain products that we manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals. Our RCOI was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources. Our RCOI covered all of our product lines.
We identified two hundred nineteen (219) direct suppliers that supplied us with products that we determined contained or may have contained necessary conflict minerals. We sent each of those direct suppliers a link to the then-current version of the Conflict Minerals Reporting Template (“CMRT”) (version 4.10) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) and asked them to complete the CMRT and return it to us. The CMRT requested, among other things, information regarding the source of the necessary conflict minerals in the products the suppliers provided to us and whether any of the smelters or refiners that processed those minerals sourced those conflict minerals from a Covered Country. Suppliers were permitted to provide information at a level with which they were most comfortable (e.g., company, product, or user-defined). During the RCOI process, we followed-up by e-mail or telephone with non-responsive suppliers, or incomplete responses, and with suppliers that responded but did not use the CMRT, and requested those suppliers to complete the template.
After our initial contact and follow up e-mails and telephone calls, we received completed responses from approximately sixty-eight percent (68%) of the direct suppliers that we asked to complete the CMRT. Of the responding suppliers, only approximately nine percent (9%) confirmed that they had supplied us necessary conflict minerals during the Reporting Period, and in all cases, tin was the only metal contained in their products. Of those suppliers that supplied necessary tin, only four (4) indicated that they sourced or may have sourced any of that tin from Covered Countries. Therefore, based on our review of our suppliers’ responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary tin that originated, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4.	Due Diligence

4.1 Design of Due Diligence

Our conflict minerals due diligence measures have been designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016) and the related supplement for tin, tantalum, and tungsten.
4.2    Due Diligence Measures Performed

The following is a description of the due diligences measures we performed during the Reporting Period.
4.2.1 OECD Step #1: Establish and Maintain Strong Company Management Systems

a.We have a conflict minerals team that is responsible for organizing and carrying out our conflict minerals compliance. That team consists of representatives from our purchasing group, quality group and finance department.

b.We engaged a third-party service provider to assist us with our supplier engagement and analysis efforts for the Reporting Period.
c.We used the CFSI CMRT (version 4.10) to obtain information from our direct suppliers on the source and chain of custody of necessary conflict minerals in the products they provided to us.
d.We intend to retain relevant supplier response documentation in digital form for no less than five (5) years.
e.Our Supply Chain Manual, which is provided to all new suppliers, includes a requirement that suppliers complete the CMRT as we request.

4.2.2 OECD Step #2: Identify and Assess Risks in Our Supply Chain

a.We reviewed and analyzed the responses from our direct suppliers and determined which of these called for further engagement to address responses that were incomplete or inaccurate. For several of our suppliers, we made repeated follow ups to clarify and improve the quality of their responses.
b.When our suppliers named facilities as tin smelters, we compared the names of those facilities against the Conflict-Free Smelter List published on the CFSI’s website to verify their names and determine their certification status.
c.According to the information on the CFSI’s website, as of April 21, 2017, fifty-nine (59) of the tin smelters named by our suppliers were “CFSP compliant,” six (6) were “CFSI active,” sixteen (16) were neither compliant nor active, and nine (9) do not appear to be tin smelters.

4.2.3 OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks

a.Our conflict minerals team provided updates to a relevant member of our executive management team about our conflict minerals compliance program.
b.It is our policy that, for any supplier identified as supplying the Company with conflict minerals that are not processed by compliant smelters, we would consider mitigation actions such as suspension or termination of our relationship with such supplier.
c.We support our suppliers and help them build capacity to respond to our request for a completed CMRT. We reviewed and developed an internal report on our supplier’s responsiveness to our request for a completed CMRT for the Reporting Period.

4.2.4 OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We do not have direct relationships with smelters or refiners of conflict minerals. Accordingly, we do not carry out audits of these facilities. However, we believe that audits of smelters and refiners and other due diligence practices conducted by third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.
We support the third party audits of conflict minerals due diligence by smelters and refiners through our membership in the Automotive Industry Action Group (“AIAG”). AIAG has developed smelter engagement teams that reach out to smelters and refiners and encourage them to participate in the CFSI process to assess the due diligence procedures and determine whether they are CFSP-compliant. We have not participated in any AIAG smelter engagement team.

4.2.5 OECD Step #5: Report Annually on Supply Chain Due Diligence

We report annually on our supply chain due diligence efforts. Our efforts for calendar year 2016 are described in this Conflict Minerals Report, which is publicly available on our Company website at http://investor.ridefox.com/sec.cfm and is filed with the SEC. The content of any website referred to in this Report is not incorporated by reference in this Report.

5.	Results of our Review

Based on our review of our products and the information provided by our suppliers, tin was the only necessary conflict mineral contained in our products during the Reporting Period. The results of our due diligence review for the Reporting Period are as follows:
5.1    Facilities Used to Process the Necessary Conflict Minerals

In their CMRT responses, our direct suppliers identified 81 facilities as tin smelters. We compared the tin smelters identified by our suppliers to the indicators list on the CFSI website and approximately seventy three percent (73%) of the tin smelters received “CFSP compliant” designations from the Conflict-Free Smelter Program (“CFSP”), while approximately seven percent (7%) were designated as “active,” and approximately twenty percent (20%) were neither CFSP compliant nor active. Most of the responses we received from our direct suppliers were made on a company basis, while some were made on a product or user-defined basis.
Three (3) of our direct suppliers named only one (1) tin smelter that processed the necessary conflict minerals in their products. Based on those responses, we determined that the following smelters processed the tin that is contained in certain of our products.

Metal	Official Smelter Name	CFSI Smelter ID	Smelter Country
Tin	Malaysia Smelting Corporation	CID001105	Malaysia
Tin	Mitsubishi Materials Corporation	CID001191	Japan
Tin	Yunnan Tin Company Limited	CID002180	China

The lack of detail from the rest of our suppliers prevented us from being able to determine whether any other particular smelters or refiners named in their responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose any other facilities used to produce the necessary conflict minerals in our products during the Reporting Period.
5.2    Country of Origin of Our Necessary Conflict Minerals

The responses provided by our suppliers described in section 5.1. above did not provide sufficiently detailed information to allow us to identify the country of origin of the necessary conflict minerals in our products. Accordingly, we are unable to disclose the country of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3    Efforts to Determine the Mine or Location of Origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

6.	Steps Taken and Being Taken to Mitigate Risk and to Improve Due Diligence

Our due diligence efforts are part of an ongoing process. We are taking the following actions to improve our due diligence process as part of our efforts to mitigate any risk that necessary conflict minerals in our products could benefit or finance armed groups in the DRC or adjoining countries.
a.We have adopted a conflict minerals policy, and it is currently on our website at https://www.ridefox.com/conflictminerals.php. It is publicly available and we are in the process of communicating it to our direct suppliers through our supplier assessment review process.
b.We have created a process by which employees, suppliers and others can report any concerns by email about our conflict minerals sourcing or due diligence.
c.We will continue to work with AIAG to support their efforts to audit due diligence procedures of smelters and refiners consistent with the OECD Guidance and to exercise leverage over our supply chain.
d.We will engage with suppliers to emphasize the importance of the accuracy of their responses to the CMRT and to ensure timely responses.
e.We intend to continue to work with a third-party service provider to assist us with our supplier engagement and analysis efforts and to document our data collection process.

7.Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve Due Diligence” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2016, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.